The Board of Directors
Brazil Potash Corporation
We agree to the inclusion of our report dated May 4, 2020 to the Board of Directors of Brazil Potash Corporation (the “Company”) on the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as of December 31, 2019 and 2018, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years then ended and the related notes to the consolidated financial statements, in this Regulation A+ Offering Circular of the Company on Form 1-A.

Toronto, Canada
June 11, 2020

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